Management’s Discussion and Analysis for Quarter Ended March 31, 2013

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations for the three months ended March 31, 2013. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2013 (prepared in accordance with IAS 34 Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the condensed consolidated interim financial statements. This discussion covers the three month period ended March 31, 2013 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars unless otherwise indicated. Information for this MD&A is as at May 9, 2013.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and development of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a mining project located in southeastern Guatemala containing high-grade silver, gold, lead, and zinc mineralization (the “Escobal project”). Tahoe is engaging in ongoing exploration drilling programs, detailed metallurgical investigations and engineering design work as well as developing the mine and building plant and processing facilities. Pending completion of construction, commissioning of the mill is expected to commence in the second half of 2013, and commercial production of silver-bearing concentrates is expected in early 2014.

Developing the Escobal project into a profitable silver mining operation will depend upon Tahoe’s ability to define mineral reserves, to permit operations and to advance the project to production. The Company also engages in activities to review prospective mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to complete the Escobal project.

III.	HIGHLIGHTS OF 2013

Business and Political

  The Escobal exploitation license was received from Guatemala’s Ministry of Energy and Mines (“MEM”) on April 3, 2013. The exploitation license is the final material permit required for the project. The permit has a 25 year term with an extension for a second 25 year term upon application.

  On April 16, 2013, the Company executed a voluntary royalty agreement (“Escobal Royalty Agreement”). Together with the Guatemalan mining law, the Escobal Royalty Agreement commits the Company to pay a 5% Net Smelter Revenue (“NSR”) royalty on the concentrates sold from the Escobal project mine production. Under the Escobal Royalty Agreement two percent NSR of the royalty will benefit San Rafael communities, two percent will benefit the Federal government and an additional voluntary one percent NSR will benefit certain outlying municipalities in Santa Rosa and Jalapa.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

  The Company appointed Mark Sadler as Vice President and Chief Financial Officer effective March 9, 2013.

  As at March 31, 2013, the Company had outstanding a total of 145,703,870 common shares, 3,100,793 options to purchase common shares and 253,334 deferred share awards. As at March 31, 2013, the Company had a total of 149,057,997 common shares issued and outstanding on a fully diluted basis.

Operational

  The Company continued to advance underground development, mill and infrastructure construction and exploration in the first quarter of 2013. Projected mill commissioning remains on schedule and the project on budget.

  The Company completed 1,937 meters of underground development during the quarter and 7,144 metres to date. The mine is expected to be ready for start up.The capital estimate for the 3500 tpd project is $326.6 million which will be funded by existing cash. Expansion to 4500 tpd is estimated to cost $46 million (including post 2013 underground development) and is to be funded by revenue over the next three years. Due to the many risks associated with a mine start-up which may result in unexpected costs or delays, the Company is arranging for a debt facility of $50 million to ensure adequate funds to complete construction and fund ongoing G&A and exploration expenses. The funds will also be used for future mine expansion.

  During the first quarter, the Company commissioned a metallurgical pilot plant to validate the flotation process, ensure proper specifications of process plant equipment, and produce lead and zinc concentrate samples for marketing purposes. Lead and zinc concentrate samples have been shipped to a variety of metals smelters, and negotiations for 2014 metal treatment terms are expected to be completed in 2013.

IV.	EXPLORATION AND OPERATIONS

	A.	Exploration

All identified mineral resources for the Escobal project are located on the Oasis concession, one of four exploration concessions which comprise the project. Two drills operated from the surface at the Escobal project during the quarter, primarily utilized to explore lateral extensions of the deposit. Three underground drills were employed to improve confidence in the mineral resource through in-fill drilling and to provide data for detailed mine planning.

The Escobal project Mineral Resource occurs in a mineralized zone within the Oasis license that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from surface drilling campaigns carried out between 2007 and 2013. As at March 31, 2013, a total of 396 exploration holes (158,230 metres) have targeted the Escobal vein system. In addition, 21 drill holes totaling approximately 4,942 metres were completed for the purpose of collecting metallurgical test samples. All drilling in the Escobal vein has utilized diamond drill core methods, with the majority (64%) of mineralized intercepts drilled using NQ or larger size drill core. Core recovery has averaged 96%.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

During the quarter, a total of five surface exploration holes for 5,237 metres were drilled to test down-dip extension of the central Escobal zone and deep lateral extension in the far- west Escobal zone. The drill campaign succeeded in expanding the known limits of the Escobal vein in both areas. Surface drilling has slowed in recent quarters due to exploration efforts being refocused on in-fill and stope definition drilling with three underground drill rigs. As Escobal transitions into project development, exploration will continue to define vein extensions through wide step-out drilling as well as enhancing the resource through further in- fill definition drilling. Priority will be placed on testing deep targets at Escobal as well as other district and regional targets using the geologic model developed at Escobal. In addition to the Escobal vein, twelve veins have been discovered on the Company’s concessions. These prospective areas continue to be evaluated.

No drilling was carried out at other regional targets during the quarter. Reconnaissance and project-scale mapping and sampling continued to upgrade several early stage project areas in eastern Guatemala to drill-ready status.

In 2013, the drilling of the Escobal vein and regional drilling is expected to continue using two core drills. Exploration expenditures for the quarter ended March 31, 2013 totaled $1.3 million.

B.	Operations

In the first quarter of 2013, the Company primarily focused on (1) permitting activities and government relations; and (2) advancing underground development, mill construction, and construction of surface and ancillary facilities.

	1.	Government Activities and Community Relations

		a.	Voluntary Royalty Agreement:

In January 2012, the new administration and the Mining Industry Association, of which MSR is a member, agreed to general terms of a royalty agreement (“General Royalty Agreement”) in which the industry agreed to voluntarily pay higher royalties to the national and local governments.

Subsequent to executing the General Royalty Agreement, the Company and the federal government agreed to the Escobal Royalty Agreement that was signed on April 16, 2013. The Escobal Royalty Agreement, together with the Guatemalan mining law, commits the Company to pay a 5% NSR royalty on the concentrates sold from the Escobal project’s mine production. Of this royalty, 40% will go to the Municipality of San Rafael, 40% will go to the federal government, and the remaining 20% will be distributed among several communities in the region that may be impacted by mine operations. The royalty reverts to the 1% NSR contained in the Guatemalan Mining Law if the realized silver prices fall below $16.00 per ounce.

		b.	Exploitation Permit

On April 3, 2013 MEM signed the Escobal exploitation permit. An exploitation license has a 25 year term with an extension for a second 25 year term upon application. It covers 20 square kilometres, the maximum permitted by law. With the exception of some minor administrative matters, this is the last permit needed to commission the mill, place tailings in the tailings facility and ship metal concentrates out of Guatemala.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

	c.	Concession Filings

Four exploration concessions (Oasis, Lucero, Andres, and Juan Bosco) are in good standing. Environmental management plans for proposed drilling in these concessions have been approved by MARN and all targets within these areas are approved for drilling. No exploration or reconnaissance license applications were approved by MEM during the quarter. The Company expects that the El Olivo exploration concession and the Soledad reconnaissance concession will be approved in 2013.

	d.	Power Line

Organized resistance has impeded the Company’s attempts to install the line along an approved right of way. Objections to construction of the power line range from claims of negative health effects of electricity to general fears of contamination caused by mining. The Company believes these claims are without merit and the Company expects to build the power line when circumstances allow.

To avoid potential further protest, the Company has opted to defer construction of the power line at this time. Power requirements will be met through contractor- supplied generator power for a period of time.

2.	Underground Development and Construction

The operations group continued to be focused on construction activities during the first quarter including underground development, mill construction, and development of surface and ancillary facilities in preparation for commissioning the mill in the second half of the year.

The first quarter 2013 total development advance was 1,937 metres. Total project advance as at March 31, 2013 was 7,144 metres.

Development advance has generally improved and crews are now achieving scheduled targets. Development in the declines continues to require pumping of groundwater inflows and dewatering wells installed ahead of the declines continue to improve conditions. Initial stope development commenced during the quarter, and the underground mine is expected to be ready for mill commissioning in the second half of 2013.

3.	Pilot plant and metallurgical testing

During the first quarter of 2013, The Company commissioned a metallurgical pilot plant to validate the flotation process selected for the Escobal project, ensure that specific components of process plant equipment are sized properly, and to produce lead and zinc concentrate samples for customer analysis.

Approximately eight tonnes of ore grade material were collected from one of the vein exposures in the underground workings for the pilot plant test work. Pilot plant throughput of 100-kg per hour produced about 75 kg of lead concentrate and 170 kg of zinc concentrate, which underwent additional cleaning to create the final concentrate products.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

The pilot plant test demonstrated that highly marketable concentrates are expected to be produced from the Escobal project. Total metal recovery for silver and lead from the pilot plant was slightly higher than recoveries predicted by prior metallurgical test work, as presented in Tahoe’s May 2012 Preliminary Economic Assessment (“PEA”) despite the lead grade of the bulk sample being significantly below the average grade cited in the PEA.

Silver grade of the lead concentrate was nearly double that observed in the metallurgical test work as the silver feed grade was higher than the average resource grade. Lead and zinc grades in their respective concentrates also exceeded predicted grades by several percentage points. Gold and zinc recoveries were lower than those of the PEA, as average feed grades were lower than the resource grade.

Despite the significant positive results demonstrated by the pilot plant test, expectations of recoveries and concentrate quality have not changed from those projected in the PEA. Work continues to maximize metal recovery and optimize concentrate grades by evaluating flotation retention times and reagent schemes.

4.	Project Status and Timeline

Mill commissioning is currently projected to start in the second half of 2013 with commercial production expected in early 2014. The Board has approved the Company’s plan to continue Escobal project development for the 4500 tpd case along the guidelines provided for in the 5-year plan outlined in the May 2012 PEA. Work on the expansion began in 2012 with production in excess of 3500 metric tons per day expected as early as 2015. A decision to expand beyond 4500 metric tons per day is expected to be considered in concert with positive exploration results anticipated over the next several years.

C.	Credit Facility

The Company is finalizing a banking debt facility of $50 million, which it anticipates closing in the second quarter of 2013. Due diligence is near completion and the Board approved the terms of the facility on May 9, 2013. The proceeds are intended to provide additional working capital and to fund the 4500 tpd expansion project which was approved by the Board in May 2012.

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal project. The Company is subject to many of the risks common to startup enterprises, including dependence on one project, operating in a country that at times has experienced political and social unrest, and anti-mining resistance, among other factors.

Dependence on the Escobal Project

As an exploration and evaluation stage company, we do not anticipate receiving revenue from the Escobal project until late in the second half of 2013. Until we acquire additional property interests, any adverse development affecting the Escobal project could have a material adverse effect upon the Company and would materially and adversely affect the potential production of mineral resources, profitability, financial performance and results of operations of the Company.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

Operations in Guatemala

The Escobal project is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. Continued political unrest or a political crisis in Guatemala could adversely affect our business and results of operations.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, surface rights, mines and mining operations, and difficulty obtaining key equipment and components for equipment.

Anti-Mining Resistance

In recent months outlier communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal Project and on its financial position, cash flow and results of operations.

Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2012 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Production Decision

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will begin as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and future profitability.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

VI.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2012. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. Underground project development costs have been expensed through March 31, 2013 prior to receipt of the exploitation permit. These accounting policies have been followed consistently throughout the quarter.

	B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

		Net	Net loss per		Total
	Interest	income	common		shareholders’
Quarters ended	income	(loss)	share	Total assets	equity

December 31, 2010	391	(201)	0.00	958,120	955,059
March 31, 2011	1,030	227	0.00	977,034	970,567
June 30, 2011	1,027	(13,338)	(0.09)	967,778	960,861
September 31, 2011	972	(39,106)	(0.27)	932,784	924,208
December 31, 2011	934	(16,949)	(0.12)	922,005	911,654
March 31, 2012	562	(20,976)	(0.15)	903,572	893,201
June 30, 2012	471	(26,073)	(0.18)	887,863	873,585
September 30, 2012	297	(21,483)	(0.15)	870,181	854,378
December 31, 2012	85	(24,920)	(0.17)	852,943	831,297
March 31, 2013	61	(24,875)	(0.17)	828,015	807,997

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal project in June 2010, the Company has expanded Escobal project site activities, and incurred significant operational and exploration expenses. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) in Canadian dollar denominated cash balances, and exploration drill programs.

C.	Results of Operations

The following results of operations provide information on expenses incurred in the quarters ended March 31, 2013 and 2012.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

Exploration expense for the first quarter of 2013 was $1.3 million. A total of 5 exploration holes totaling 5,237 metres were drilled at Escobal for the period. On a regional basis, field work is aimed at developing target areas for additional drilling.

Exploration expense for the first quarter of 2012 was $2.8 million. Exploration activities included drilling at Escobal and the Varejones project.

During the first quarter of 2013 and 2012, the Company incurred Escobal project expenses of $19.0 million and $17.9 million, respectively. Variations in general site and mine infrastructure between the first quarter of 2013 and 2012 can be attributed to a change in site activities and more extensive underground development work in 2013 against the same period in 2012. Site infrastructure has been capitalized in the 2013 period. Cash and non-cash expenses for the first quarter are:

Cash expenses	Q1 2013	Q1 2012
General site infrastructure	$-	$6,304
Mine infrastructure	8,609	5,834
Engineering and design studies	1,562	566
Mine administration and other direct costs	3,218	1,545
Salaries, wages and benefits	2,776	1,698
Total cash expenses	16,165	15,947
Non-cash expenses
Share-based payments	172	676
Depreciation	2,650	1,318
Total project expenses	$18,987	$17,941

Additionally, during the first quarter of 2013 and 2012, corporate administration expenses were $4.7 million and $4.8 million, respectively. These include non-cash compensation expense of $1.3 million in 2013 and $2.3 million in 2012. Cash expenses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances for the first quarter of 2013 was $61, compared to $584 for the first quarter of 2012.

A foreign exchange gain of $37 and $4.0 million were recorded for the first quarter of 2013 and 2012, respectively. These resulted from the appreciation and depreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of the respective periods. The Company held very little cash in Canadian dollars in the first quarter of 2013 compared to the same period in 2012.

D.	Cash Flow

Operating activities reported a net cash outflow of $28.0 million in the first quarter of 2013 compared to $23.8 million in the same quarter of 2012. The increase in cash outflow to operations resulted from increased underground development and surface development expenses in 2013.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

First quarter investing activities in 2013 amounted to $29.5 million primarily in capitalized property, plant and equipment, which compares to $11.8 million in the first quarter of 2012.

Financing activities in the first quarter of 2013 generated a net $78 compared to $234 in the same period of 2012. Cash generated from financing activities in 2013 resulted from the exercise of employee stock options.

E.	Summary of Operating Results

Selected consolidated financial information from continuing operations for the three months ended March 31, 2013 and 2012 follows (expressed in thousands of United States dollars, except per share information):

	Three months ended
	March 31, 2013	March 31, 2012
Share-based compensation	$1,477	$3,003
Corporate Overheads	2,123	1,448
Office, regulatory and general	1,196	1,051
Escobal project expenses	16,165	15,947
(excluding non-cash)
Depreciation	2,748	1,318
Exploration expenses	1,255	2,819
	$24,964	$25,586
Foreign exchange (gain) loss	(37)	(4,026)
Interest income	(61)	(562)
Other income and Expense	9	(22)
Loss (gain) for the period	$24,875	$20,976
Loss per share - basic	$(0.17)	$(0.15)
Loss per share - diluted	$(0.17)	$(0.15)
Total assets	$828,015	$903,572
Long-term liabilities	$4,924	$2,135

F.	Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as at March 31, 2013 was $107.2 million.

The Company had working capital of $94.0 million and long-term liabilities of $4.9 million as at March 31, 2013, consisting primarily of accrued reclamation. This compares to working capital of $149.3 million on December 31, 2012, a decrease of $55.3 million. Spending on operations was $28.0 million and $29.0 million was invested in plant and equipment.

Estimated project expenditures remaining to complete the 4500 tpd project total $61.3 million. This includes expenditures to complete the 3500 tpd project plus those costs related to the expansion. It is the opinion of management, based on the Company’s current liquidity position and estimates of remaining project expenses, that the Company’s liquid assets will be sufficient to discharge liabilities and fund the Escobal project through development and startup of commercial production expected in early 2014.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

G.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in United States currency.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At March 31, 2013, the Company’s cash and cash equivalent holdings consisted of CAN$ 0.2 million, US$106.3 million, and $0.6 million in US dollar equivalent in other currencies. For the quarter ended March 31, 2013, the Company recognized a foreign exchange gain of $37.

H.	Share Capital and Financings

As at March 31, 2013, the Company had 145,703,870 issued and outstanding common shares.

The following table outlines share options granted to key management personnel, senior employees, and consultants, during the three months ended March 31, 2013 and 2012. These share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. These options expire five years after the grant date.

	Options		First Vest
Grant Date	Granted	CAN$	Date	Expiry Date
March 8, 2012	69,000	$21.68	8-Mar-13	8-Mar-17
March 7, 2013	573,000	$16.34	7-Mar-14	7-Mar-18

During the three months ended March 31, 2013, 7,000 stock options were exercised and the cash proceeds received were $78.

During the three months ended March 31, 2012, 36,463 stock options were exercised and the cash proceeds received were $234.

The following table outlines Deferred Stock Awards (DSAs) and Restricted Stock Awards (RSAs) granted to key management personnel, senior employees, and consultants, during the three months ended March 31, 2013 and 2012. The DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. The first tranche of the DSAs granted on March 7, 2013 vested immediately on the grant date and the respective shares were issued on the same date.

Grant Date	Shares Granted	DSAs/RSAs	CAN$	First Vest Date
8-Mar-12	224,000	DSAs	$21.68	8-Mar-13
7-Mar-13	15,000	DSAs	$16.34	7-Mar-13

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

During the three months ended March 31, 2013, 131,666 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $2,648 was transferred to share capital from share based payments reserve.

During the three months ended March 31, 2012, 52,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

I.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal project as at March 31, 2013.

J.	Commitments, Contingencies and Off-Balance Sheet Arrangements

			Over	March 31,	December
	1 year	2-5 years	5 years	2013	31, 2012
Accounts payable and accrued liabilities	$15,094	$-	$-	$15,094	$16,925
Lease agreements for rental of office
facilities and services	7,116	713	-	7,829	891
Commitment to purchase equipment, services, materials and supplies	51,667	-	-	51,667	65,366
Other long-term liabilities	-	1,233	-	1,233	1,030
Reclamation and closure cost obligations	-	-	3,691	3,691	3,691
Total	$73,877	$1,946	$3,691	$79,514	$87,903

At March 31, 2013, the Company has signed purchase orders to purchase equipment, services, materials and supplies as follows:

March 31,
2013
Plant construction and equipment	$51,465
Services and others	171
Business system implementation	31
$51,667

The Company currently has no other off-balance sheet arrangements.

K.	Reclamation and Closure

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at March 31, 2013 the Company has estimated the present value of the future reclamation obligation arising from its activities to be $3,691. The present value calculation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $5,689, and the commencement of reclamation activities in 18 years. Reclamation liability as at March 31, 2012 was $1,305.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

L.	Outstanding Share Data

As at May 9, 2013, the Company had the following common shares and securities convertible into common shares outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	111,990,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	4,100,207
Common shares issued under RSA and DSA compensation plan	1,637,666
Stock options (vested and unvested) outstanding	3,076,793
DSAs outstanding	253,334
Fully diluted shares outstanding	149,117,997

M.	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates (see paragraph below).

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

N.	Related Party Transactions

Goldcorp holds a 40% interest in the Company’s publicly traded shares on a fully-diluted basis. In 2010 transactions with Goldcorp consisted of the purchase of the Escobal project for cash and share consideration and the receipt of cash for the purchase of 10,285,692 common shares by Goldcorp in the Company’s December 2010 financing. The purchase of the Escobal project and purchase price was negotiated at arms length.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

VII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

Our management, including the President and Chief Executive Officer and the Vice- President and Chief Financial Officer, acknowledge responsibility for the design of disclosure controls and procedures and internal controls over financial reporting.

	B.	Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

	C.	Changes in Internal Controls

There were no changes to the Company’s internal controls over financial reporting during the quarter ended March 31, 2013 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this MD&A may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project and to expand its resource base; costs and timing of development of the Escobal project, including the resumption of work on and the completion of the power line, commencing mill commissioning in the second half of 2013, completion of paste plant construction in the second quarter of 2013, mill start up and full production and statements related to commencing commercial production by early 2014 and to achieving production in excess of 3500 metric tons per day by 2015; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation including the expected timeline for receiving the El Olivo exploration concession and the Soledad reconnaissance concession; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-

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Management’s Discussion and Analysis for Quarter Ended March 31, 2013

looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2012 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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